UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

GREATER ATLANTIC CAPITAL TRUST I
(Name of Subject Company (Issuer))

MIDATLANTIC BANCORP, INC.
GAF MERGER CORP.
(Name of Filing Person (Offeror))

6.50% Cumulative Convertible Trust Preferred Securities
(Title of Class of Securities)
39160Q205
(CUSIP Number of Class of Securities)

Mr. Gary L. Martin	Copy to:
President MidAtlantic Bancorp, Inc. 11465 Sunset Hills Road, Suite 230 Reston, VA 20190 (703) 230-1285	Christina M. Gattuso, Esq. Kilpatrick Stockton LLP 607 14th Street, N.W., Suite 900 Washington, D.C. 20005 (202) 508-5884
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
6.50% Cumulative Convertible Trust Preferred Securities $681,608 (1)	$38.03

(1)
Estimated for the purposes of calculating the filing fee only.  This amount is based on the purchase of 649,150 shares of 6.50% Cumulative Convertible Trust Preferred Securities at the tender offer price of $1.05 per share.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously paid: $38.03

Form or Registration No.: Schedule TO-T

Filing Party: Mid Atlantic Bancorp, Inc. / GAF Merger Corp.

Date Filed: September 4, 2009

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.

[ ]	issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[   ] Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[   ] Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 amends and supplements the Third-Party Tender Offer Statement on Schedule TO relating to the offering by Greater Atlantic Financial Corp. (“Greater Atlantic”), MidAtlantic Bancorp, Inc. (“MidAtlantic”) and GAF Merger Corp. (“Merger Sub”) to pay $1.05 per share for the 6.50% Cumulative Convertible Trust Preferred Securities (the “Securities”) of Greater Atlantic Capital Trust I. For additional information, refer to the Offer to Purchase and related letter of transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii). Greater Atlantic has previously filed with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO relating to the offering of Securities on August 7, 2009, as amended on August 21, 2009, September 4, 2009, September 15, 2009 and October 6, 2009.

MidAtlantic and Merger Sub entered into a merger agreement on June 15, 2009 with Greater Atlantic to acquire Greater Atlantic Bank.  The obligations of the parties under the merger agreement are subject to satisfaction of various conditions, one of which is that Greater Atlantic conduct a tender offer for all of the Securities and shall have received the irrevocable tender of at least 85% of the outstanding Securities.  Because Greater Atlantic does not have the funds necessary to close the tender offer and because Greater Atlantic Bank is prohibited from paying dividends to Greater Atlantic under the regulatory enforcement orders pursuant to which it is operating, the funds for the purchase of the Securities will be provided at the closing of the tender offer and merger by MidAtlantic, assuming satisfaction of all conditions to the closing of the merger.

This Third-Party Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the letter of transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Items 1 through 11.

The Offer to Purchase, a copy of which was filed on September 15, 2009 with the Third-Party Tender Offer Statement on Schedule TO as Exhibit (a)(1)(i), is hereby amended and supplemented as follows:

The section entitled “The Tender Offer – Certain Information About the Offerors” in the Offer to Purchase is amended and supplemented with the following information:

MidAtlantic Bancorp, Inc.
GAF Merger Corp.
11465 Sunset Hills Road, Suite 230
Reston, VA 20190
(703) 230-1285

MidAtlantic Bancorp, Inc. is a recently formed Virginia corporation. Currently, MidAtlantic has no assets or liabilities and currently conducts no business activities other than those related to the acquisition of Greater Atlantic Bank.

GAF Merger Corp. is a recently formed Virginia corporation and wholly owned subsidiary of MidAtlantic formed to facilitate the acquisition of Greater Atlantic Bank. Merger Sub will be merged with and into Greater Atlantic upon consummation of the merger transaction, with Greater Atlantic as the surviving entity.  Neither MidAtlantic nor Merger Sub have been convicted in a criminal proceeding or been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining MidAtlantic or Merger Sub from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws during the past five years.

Each of the persons listed below are currently directors of MidAtlantic. Messrs. Martin and Schweikert are directors of Merger Sub. Mr. Martin serves as President of MidAtlantic and Merger Sub and Mr. Clemente serves as Chairman of the Board of MidAtlantic. Mr. Schweikert serves as the Vice President and Secretary of MidAtlantic and as the Secretary of Merger Sub.   None of the persons listed below have been convicted in a criminal proceeding or been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws during the past five years.

Christopher Clemente

Country of Citizenship: U.S.
Occupation: Chairman of the Board of Directors and Chief Executive Officer
Business: Comstock Homebuilding Companies, Inc.
Address: 11465 Sunset Hills Road, 5th Fl., Reston, VA 20190

Start Date: 1985
End Date: Present

Gary L. Martin

Country of Citizenship: U.S.
Occupation: Director of Acquisition
Business: Comstock Partners, LC.
Address: 11465 Sunset Hills Road, Suite 230 Reston, VA 20190

Start Date: April 15, 2009
End Date: Present

Prior Employer if less than five years:

Employer: M&T Bank
Position: Senior Vice President
Address: 9214 Center St., Manassas, VA 20110

Start Date: January 2003
End Date: March 2009

Stephen Riddick

Country of Citizenship: U.S.
Occupation: Attorney
Business: APTA Strategies, LLC

Address: 2322 Cobble Hill Terrace, Silver Spring, MD 20902

Start Date: August 2009
End Date: Present

Prior Employer if less than 5 years:

Employer: Greenberg Traurig, LLP
Position: Attorney
Address: 1750 Tysons Blvd., Suite 1200, McLean, VA 22102

Start Date: February 2003
End Date: June 2009

Eugene Schweikert

Country of Citizenship: U.S.
Occupation: Chief Financial Officer
Business: Comstock Asset Management, LC
Address: 11465 Sunset Hills Road, Suite 230, Reston, Va. 20190

Start Date: April 15, 2005
End Date: Present

Prior Employer if less than 5 years:

Employer: Bank of America, NA
Position: Senior Vice President
Address: 5550 Friendship Blvd., Chevy Chase, MD 20815

Start Date: June 4, 1992
End Date: April 1, 2005

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(d)(3)    First Amendment to the Agreement and Plan of Merger dated June 15, 2009 by and among MidAtlantic Bancorp, Inc., GAF Merger Corp. and Greater Atlantic Financial Corp. (incorporated by reference to Greater Atlantic’s Form 8-K filed with the SEC on October 5, 2009).

(d)(4)    Consent Solicitation Statement of Greater Atlantic Capital Trust I dated October 5, 2009 (incorporated by reference to the Greater Atlantic Capital Trust I Definitive Proxy Statement filed with the SEC on October 5, 2009).

Item 12. Exhibits

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase (incorporated by reference to Exhibit (a)(1)(i) to Greater Atlantic’s Amendment No. 3 to Schedule TO filed with the SEC on September 15, 2009).
(a)(1)(ii)
Form of Letter of Transmittal for Securities (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to Greater Atlantic’s Amendment No. 3 to Schedule TO filed with the SEC on September 15, 2009).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery for Securities (incorporated by reference to Exhibit (a)(1)(iii) to Greater Atlantic’s Amendment No. 3 to Schedule TO filed with the SEC on September 15, 2009).
(a)(1)(iv)
Form of Letter from Information Agent to Brokers (incorporated by reference to Exhibit (a)(1)(iv) to Greater Atlantic’s Schedule TO Amendment No. 3 to Schedule TO filed with the SEC on September 15, 2009).

(a)(1)(v)	Form Letter from Brokers to Clients (incorporated by reference to Exhibit (a)(1)(v) to Greater Atlantic’s Amendment No. 3 to Schedule TO filed with the SEC on September 15, 2009).

(a)(1)(vi)	Press Release, dated June 17, 2009 (incorporated by reference to Greater Atlantic’s Form 8-K filed with the SEC on June 17, 2009).
(a)(1)(vii)	Press Release, dated August 27, 2009 (incorporated by reference to Greater Atlantic’s Form 8-K filed with the SEC on August 28, 2009).
(a)(1)(viii)	Results of Tender Offer.*
(b)	Not Applicable.
(c)	Not Applicable.
d(1)
Agreement and Plan of Merger dated June 15, 2009 by and among MidAtlantic Bancorp, Inc., GAF Merger Corp. and Greater Atlantic Financial Corp. (incorporated by reference to the Company’s Form 8-K filed with the SEC on June 17, 2009).

d(2)	Form of Voting Agreement (incorporated by reference to Exhibit (d)(12) to Greater Atlantic's Schedule TO filed with the SEC on August 7, 2009).
(d)(3)
First Amendment to the Agreement and Plan of Merger dated June 15, 2009 by and among MidAtlantic Bancorp, Inc., GAF Merger Corp. and Greater Atlantic Financial Corp. (incorporated by reference to Greater Atlantic’s Form 8-K filed with the SEC on October 5, 2009).

(d)(4)
Consent Solicitation Statement of Greater Atlantic Capital Trust I dated October 5, 2009 (incorporated by reference to the Greater Atlantic Capital Trust I Definitive Proxy Statement filed with the SEC on October 5, 2009).

(g)	Not Applicable.
(h)	Not Applicable.
*	To be filed supplementally.

Item 13. Information Required by Schedule 13E-3

(a)	Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MIDATLANTIC BANCORP, INC. GAF MERGER CORP.
	By:	/s/ Gary L. Martin
		Name:	Gary L. Martin
		Title:	President
Date: October 5, 2009

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